FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-12518

BANCO SANTANDER CENTRAL HISPANO, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                                                 Form 20-F   ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes         ☐                     No            ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes         ☐                     No            ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         ☐                     No            ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item
1.	Material Fact dated December 27, 2002, regarding the Public Offering of pre-emptive subscription rights of shares of Banco Español De Credito made by Banco Santander Central Hispano, S.A.

MATERIAL FACT

With respect to the Public Offering of pre-emptive subscription rights of shares of BANCO ESPAÑOL DE CREDITO (“Banesto”) made by BANCO SANTANDER CENTRAL HISPANO, S.A. (the “Offering”), which concluded on November 26th 2002 and the abbreviated Prospectus which was filed with the Spanish National Securities Market Commission on November 7th 2002, BANCO SANTANDER CENTRAL HISPANO, S.A. notifies as follows:
The call option on 7,350,528 Banesto shares granted by SANTANDER CENTRAL HISPANO INVESTMENT, S.A. to CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED (the latter acting on its own behalf and on behalf of the other Underwriters and the Placer of the Institutional Tranches) in the underwriting agreements of the Institutional Tranches has not been exercised.

Madrid, December 27th 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	January 8, 2003	By:	/s/ José Antonio Alvarez
Name: José Antonio Alvarez Title: Executive Vice President